UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Denver, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1)

BOTH MARKWEST HYDROCARBON CO-FOUNDERS INTEND TO VOTE AGAINST THE
PROPOSED MERGER OF MARKWEST AND MPLX

DENVER, Nov. 20, 2015 /PRNewswire/ – John M. Fox, co-founder of MarkWest Hydrocarbon, today announced Brian O’Neill, his co-founder of MarkWest Hydrocarbon intends to vote the common units beneficially owned by him against the merger. Both co-founders of MarkWest Hydrocarbon urge unitholders to vote against this merger.

Brian O’Neill said: “I am in 100% agreement with John Fox – this is just a bad deal for MarkWest Energy’s unitholders. I want to add that the unit offering exchange of 1.09 MPLX units per MWE units is an unacceptable offer price. Without a collar on the equity component, I believe the deal was structured poorly from the beginning.

“MWE has spent more than $10 billion in capital expenditures over the previous five years, which means MPLX and its owner, Marathon Petroleum, are merely refunding MWE’s unitholders and leaving a small premium for their efforts. Furthermore, I am against the $50 million plus consideration to current officers of MWE. Given the absolute value decline of MPLX units since the deal announcement in July, my recommendation is for this transaction to be voted down.”

John Fox said: “The vision Brian and I had for MarkWest when co-founding this company did not involve building one of the most admirable natural gas processing franchises in the industry just to sell-out at the bottom of the market! MarkWest is the #2 gas processor in the United States and the largest processor in the liquids-rich Marcellus and Utica Shales. We’re handing it over to Marathon Petroleum for pennies on the dollar.”

Fox said: “In light of the continued decline of the MPLX unit price, my additional concern is how MPLX units may perform should the merger be approved. As of the market close on November 19, 2015, MPLX trades at a 4.9% yield and MarkWest at a 8.4% yield. If you assume the valuation is reset to the midpoint between the two current distribution yields, or 6.7%, MPLX units could trade down another 25% to $28 per unit – a devastating drop from here. So not only could we face a 50% distribution cut but a possible continued drop in unit value as well.  That is an additional reason why I am urging investors to either withhold their vote or vote no.”

Fox said:  “MarkWest unitholders – this no vote effort is far from over. The voting agreements MPLX signed with three shareholders only account for 15% of MarkWest’s total outstanding units. Top institutional shareholders, research analysts, and even MarkWest employees, are telling me – despite ISS’s recommendation and Marathon’s two attempts to sweeten the cash consideration of the deal – they’re still voting against the merger.

Fox concluded:  “Our efforts to do what’s best for MarkWest unitholders continue to gain traction. Since November 4, 2015, my website, www.iamvotingno.com, has received more than 4,400 views from analysts, investors, reporters and employees of MarkWest, MPLX and Marathon Petroleum. And, more than 500 analysts, investors, reporters and employees of MarkWest, MPLX and Marathon Petroleum listened to my conference call and webcast since November 17, 2015. Over the next two weeks, we’ll continue to return calls to unitholders with questions. We urge you to contact us with any questions that you may have.”

Brian O’Neill’s Background: Brian is a co-founder of MarkWest and participated in its IPO.  For fifteen years he served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Directors.

He was a co-founder of a new MLP, High Sierra Energy in 2004 and served as one of the two managing directors of the company and also as a member of the Board of Directors.  For much of this time he was also the Chairman of the Board.  In 2012 Mr. O’Neill resigned as Chairman and in 2013 at age 65 he resigned his positions as an officer and Board member upon the consummation of High Sierra's merger with NGL Energy.

Disclaimer: John Fox is providing this material for general informational purposes only.  None of the information provided herein is intended to be relied upon as investment advice. The opinions expressed in this release are those of Mr. Fox as of November 20, 2015 and are subject to change at any time due to changes in market, economic conditions, or new public information pertinent to the proposed merger. These opinions are Mr. Fox's alone, and do not reflect the opinions of any other member of the Fox family.

The information and opinions contained in this release are derived from proprietary and non-proprietary sources deemed by Mr. Fox to be reliable and are not necessarily all inclusive. Mr. Fox does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made by any party will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Mr. Fox is not soliciting proxies relating to the MarkWest unitholder meeting and does not have the authority to vote your proxy. Mr. Fox urges his fellow unitholders to withhold their proxies or vote against the merger.

Contact:

John M. Fox

E: Johnfox@iamvotingno.com
P: 303-926-4354
Website: www.iamvotingno.com